1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2020
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	October 8, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC September 2020 Revenue Report

Hsinchu, Taiwan, R.O.C. – Oct. 8, 2020 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for September 2020: On a consolidated basis, revenues for September 2020 were approximately NT$127.59 billion, an increase of 3.8 percent from August 2020 and an increase of 24.9 percent from September 2019. Revenues for January through September 2020 totaled NT$977.72 billion, an increase of 29.9 percent compared to the same period in 2019.

TSMC September Revenue Report (Consolidated):

(Unit:NT$ million)
Period	September 2020	August 2020	M-o-M Increase (Decrease) %	September 2019	Y-o-Y Increase (Decrease) %	January to September 2020	January to September 2019	Y-o-Y Increase (Decrease) %
Net Revenues	127,585	122,878	3.8	102,170	24.9	977,722	752,748	29.9

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of September 2020.

1.	Sales volume (in NT$ thousands)
	Period	Items	2020	2019
	Sep.	Net sales	127,584,492	102,170,096
	Jan. ~ Sep.	Net sales	977,721,754	752,748,383

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		60,028,564	20,410,560
	TSMC Global**		391,331,892	89,776,000
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		430,094,495	2,409,857
	TSMC**		430,094,495	86,880,000
	TSMC Japan Ltd.***		172,037,798	361,944

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	193,159,281
	Mark to Market Profit/Loss	971,447
	Unrealized Profit/Loss	1,927,368
Expired Contracts	Notional Amount	625,642,590
	Realized Profit/Loss	1,611,027
Equity price linked product (Y/N)		N

‧TSMC Partners
		Convertible Bond
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	-
Expired Contracts	Notional Amount	115,840
	Realized Profit/Loss	(3,826)
Equity price linked product (Y/N)		Y

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	18,404,558
	Mark to Market Profit/Loss	68,003
	Unrealized Profit/Loss	(47,159)
Expired Contracts	Notional Amount	127,643,793
	Realized Profit/Loss	536,037
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	5,181,857
	Mark to Market Profit/Loss	19,603
	Unrealized Profit/Loss	3,275
Expired Contracts	Notional Amount	20,995,898
	Realized Profit/Loss	59,974
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	(18,868)
	Unrealized Profit/Loss	(21,675)
Expired Contracts	Notional Amount	2,895,080
	Realized Profit/Loss	44,616
Equity price linked product (Y/N)		N

‧TSMC Global
		Forward
Margin Payment		(34,144)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	3,298,544
	Mark to Market Profit/Loss	(11,839)
	Unrealized Profit/Loss	(35,570)
Expired Contracts	Notional Amount	20,657,168
	Realized Profit/Loss	(341,821)
Equity price linked product (Y/N)		N